Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

05012206

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

17 October 2005

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 19 August to 14 October 2005.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

Information made public pursuant to the laws of England and Wales

288c Change of Particulars for re Christopher Stuart Rhodes – 19.08.05
288c Change of Particulars re David Jonathan Bennett – 06.09.05
288c Change of Particulars re Richard Lee Banks – 14.10.05
G88(2) Return of Allotment of Shares x 11 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Directors re Michael J Allen – 03.10.05
Notification of Major Interests in Shares re Legal & General Group plc – 03.10.05
Appointment of new Chairman – Sir Derek Heggs
Change of Directors Details re David J Bennett - 01.10.05

Information distributed to the Company's security holders

Nil

File No. 82-4964

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 30 08 2005

Name * Style / Title: Mr * Honours etc:

Forename(s): David Jonathan

Surname: Bennett

† Date of Birth (Day Month Year): 26 03 1962

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Marston Farm, Shuckburgh Road

Post town: Priors Marston

County / Region: Southam Postcode: CV47 7RY

Country: Warwicks

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 06/09/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

File No. 82-4964

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 0 7 | 1 0 | 2 0 0 5

Name	* Style / Title	Mr.
	* Honours etc	ACIB, BA Hons
	Forename(s)	Richard Lee
	Surname	Banks
	† Date of Birth (Day Month Year)	1 5 / 0 6 / 1 9 5 1
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		White Lodge, 26 West Road, Weaverham
	Post town	Northwich
	County / Region	
	Postcode	CW8 3HL
	Country	
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] **Date** 14/10/05

(**director/ ~~secretary/-administrator/-administrative receiver/-receiver manager/ receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester public limited company

Changes of particulars form *Complete in all cases*

Date of change of particulars	Day Month Year	15 08 2005
Name * Style / Title	Mr.	* Honours etc BSc(Hons), ACA
Forename(s)	Christopher Stuart	
Surname	Rhodes	
† Date of Birth	Day Month Year	17 03 1963

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address *(enter new address)*

	Meadowbrook, Main Street, Horninghold	
Post town	Market Harborough	
County / Region	Leicestershire	Postcode LE16 8DH
Country		

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed	[signature]	**Date**	19.8.2005

* *Voluntary details.*
† Directors only.
** Delete as appropriate.

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A54 *ALCE1844* 0051
COMPANIES HOUSE 31/08/05

When you have completed and signed the form please send it to the *Registrar of Companies at:*
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	456	3,773	1,768
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Simon Brady	Class of shares allotted: Ordinary	Number allotted: 456 ~~47,024~~
Address: Orchard View, Sandmead Road, Sandford, North Somerset		
UK postcode: BS25 5QG		
Name: Ian Rubery	Class of shares allotted: Ordinary	Number allotted: 3,773
Address: 42 Mill Hill, Baginton, Coventry		
UK postcode: CV8 8AG		
Name: Peter Keighley	Class of shares allotted: Ordinary	Number allotted: 1,768
Address: 35 Binns Lane, Holmfirth, Huddersfield		
UK postcode: HD7 1BJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 06-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3538
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 6	0 9	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	463	1,670	1,891
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Simon Brady	Class of shares allotted: Ordinary	Number allotted: 4,024
Address: Orchard View Sandmead Road Sandford North Somerset		
UK postcode: BS25 5QG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 06-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3538

DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,045	3,773	1,457
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	834	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Deborah Brown	Ordinary	1,045
Address: 21 Cricket Lane Loughborough Leics		
UK postcode: LE11 3PD		
Name: Robert Jones	Ordinary	3,773
Address: 9 Hunters Mews Wilmslow Cheshire		
UK postcode: SK9 2AR		
Name: Sandra Odell	Ordinary	1,457
Address: 10 Wards Lane Yelvertoft Northants		
UK postcode: NN6 6LY		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 07-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	175	1,106	1,212
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	834	860	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Deborah Brown	Class of shares allotted: Ordinary	Number allotted: 2,493
Address: 21 Cricket Lane Loughborough Leics		
UK postcode: LE11 3PD		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 07-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park,Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,581	1,508	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Tim Heydon	Ordinary	1,581
Address: The Old House Gynwell Naseby Northants		
UK postcode: NN6 6DB		
Name: Garry Leonard Fielder	Ordinary	1,508
Address: 10 Crescent Road Locks Heath Southampton		
UK postcode: SO31 6PF		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,705		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Robert Samuels	Class of shares allotted: Ordinary	Number allotted: 1,705
Address: 14 St. Wilfreds Close Kibworth Beauchamp Leics		
UK postcode: LE8 0PY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,894		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: n/a

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Benfield	Class of shares allotted: Ordinary	Number allotted: 1,894
Address: 7 Broadoaks Darland Lane Rossett Wrexham		
UK postcode: LU2 0FA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 15-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,329	387	2,931
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	364.4	644.4	632

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PLEASE SEE ATTACHED SCHEDULES	Ordinary	4,647
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 26-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Vina Patel, Asst.Share Scheme Manager, Alliance & Leices
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4424
DX number 11000 DX exchange Leicester 14

364.4

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 23.09.05

Alliance Leicester

Early Exercise 2000 Scheme

Name			Address					Total Options Exercised
MRS	PATRICIA	JAYES	21 CROYLAND GREEN	LEICESTER	LE5 2LD			886
MRS	FRANCIS	MACKAY	ARDFIN	HORSEWOOD ROAD	BRIDGE OF WEIR	RENFREWSHIRE	PA11 3AT	443
								1,329

644·4

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 23.09.05

Alliance Leicester

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
MRS	TINA	STRONG	117 DODDS LANE	MAGHULL	MERSEYSIDE	L31 9AA	387

Alliance Leicester 23.09.05

Early Exercise 2002 Scheme

Name			Address					Total Options Exercised
MRS	JEAN	HALL	99 LUNAR DRIVE	NETHERTON	MERSEYSIDE	L30 7PN		1466
MRS	YVONNE	KERSHAW	5 PORTLOC DRIVE	LITTLE HILL	WIGSTON MAGNA	LEICESTER	LE18 2GQ	586
MRS	FRANCIS	MACKAY	ARDFIN	HORSEWOOD ROAD	BRIDGE OF WEIR	RENFREWSHIRE	PA11 3AT	293
MRS	MAY	PETRIE	5 CAIRNS COURT	CRIEFF	PERTHSHIRE	PH7 3SP		586
								2931

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 6	0 9	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	887	89	
Nominal value of each share	0.50	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	689	668	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 976
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 26-Sep-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Vina Patel, Asst.Share Scheme Manager, Alliance & Leices

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4424

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 23.09.05

Alliance Leicester

Early Exercise 2003 Schem e

Name			Address					Total Options Exercised
MRS	FRANCIS	MACKAY	ARDFIN	HORSEWOOD ROAD	BRIDGE OF WEIR	RENFREWSHIRE	PA11 3AT	355
MRS	MAY	PETRIE	5 CAIRNS COURT	CRIEFF	PERTHSHIRE	PH7 3SP		532
								887

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 23.09.05

Alliance Leicester

Early Exercise 2004 Scheme

Name				Address				Total Options Exercised
MRS	FRANCIS	MACKAY	ARDFIN	HORSEWOOD ROAD	BRIDGE OF WEIR	RENFREWSHIRE	PA11 3AT	89

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	10	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	997		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	997		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Gary Whyton	Class of shares allotted Ordinary	Number allotted 997
Address 352 Reigate Road Epsom Downs Surrey		
UK postcode KT17 3LY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 12-Oct-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Vina Patel, Asst.Share Schemes Manager

Alliance & Leicester plc, Carlton Park, Leics LE19 0AL

Tel 0116 200 4424

DX number 11000 DX exchange Leicester 14

coform

Alliance & Leicester PLC : Director/PDMR Shareholding

RNS Number:1380S
Alliance & Leicester PLC
03 October 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Michael J Allen		Yes	3,100	8.6284

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Michael John Allen

7. State the nature of the transaction

Purchase of Shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

3,100

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

12. Price per share or value of transaction

£8.6284

30 September 2005 - London Stock Exchange

14. Date issuer informed of transaction

3 October 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

3 October 2005

END

RNS Number:1378S
Alliance & Leicester PLC
03 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	160,065
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,679,583
HSBC Global Custody Nominee (UK) Ltd A/C 357206	10,235,441
HSBC Global Custody Nominee (UK) Ltd A/C 866203	769,400
HSBC Global Custody Nominee (UK) Ltd A/C 904332	90,376
HSBC Global Custody Nominee (UK) Ltd A/C 916681	22,767
HSBC Global Custody Nominee (UK) Ltd A/C 922437	1,900
HSBC Global Custody Nominee (UK) Ltd A/C 969995	1,043,418
HSBC Global Custody Nominee (UK) Ltd A/C 360509	663,765

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

29 September 2005

11. Date Company informed

30 September 2005

12. Total holding following this notification

14,666,715

13. Total percentage holding of issued class following this notification

3.29%

14. Any additional information

Issued Share Capital as at 30 September 2005 was 447,047,889

15. Name of contact and telephone number for queries

Richard Hawker - 0116 200 3855

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

3 October 2005

END

Sir Derek Higgs to chair Alliance & Leicester plc

Sir Derek Higgs will be appointed to the Board of Alliance & Leicester plc as Chairman with effect from 28 October 2005. This appointment is subject to regulatory approval.

John Windeler, the current Chairman, will step down from the Board on 27 October 2005. Mr Windeler announced his intention to leave the Group at Alliance & Leicester's Annual General Meeting in May 2005. He has been a director of Alliance & Leicester since 1995 and chairman since 1999.

Peter Barton, Deputy Chairman and Senior Independent Director said:

"The Board are delighted to be able to appoint Sir Derek Higgs as Chairman of Alliance & Leicester plc. We believe his leadership qualities, business acumen and strategic thinking will be a tremendous asset to the Group."

"We thank John Windeler for his outstanding services to Alliance & Leicester over the last ten years. His wisdom and experience will be greatly missed on the Group Board and we wish him every success for the future."

Richard Pym, Group Chief Executive, said:

"Sir Derek brings a huge range of skills and relevant experiences to his new role as Chairman of Alliance & Leicester plc. I am delighted on a personal basis to be working with him as we lead Alliance & Leicester into an exciting period of change and continue to work towards our goal of being the UK's leading direct bank."

Of John Windeler's departure, Richard said "John has made an enormous contribution to Alliance & Leicester during his ten years with the company. On behalf of all the staff, I once again thank John for his contribution, and for his support for me personally as Chief Executive."

Sir Derek Higgs said:

"I am delighted to be joining Alliance & Leicester and look forward to leading the Board as the Group continues to implement its coherent strategy for growth in both its retail and wholesale businesses."

Information on Sir Derek Higgs:

Sir Derek Higgs (aged 61) is Chairman of Partnerships UK plc and Bramdean Asset Management LLP. Sir Derek was a Director of Prudential plc and Chairman of its fund management business between 1996 and 2000, having previously spent 24 years with the Warburg Group where he was Chairman of SG Warburg & Co Ltd.

He is a Chartered Accountant and for nine years until this summer was a member of the Financial Reporting Council. He is Deputy Chairman of Business in the Community and a Pro-Vice Chancellor of the University of Bristol.

He was appointed by the Chancellor of the Exchequer and the Secretary of State for Trade and Industry in April 2002 to undertake an independent review of the role and effectiveness of non-executive directors.

Sir Derek is currently Deputy Chairman of the British Land Company plc, and a non-executive director of Allied Irish Banks plc and Egg plc, which roles he will now relinquish. He will continue as a non-executive director of Jones Lang LaSalle Inc. and with his charitable and related interests in the Midlands and elsewhere.

Stuart Dawkins	Director of Corporate Communications	0116 200 3088
Mark Jones	Head of Investor Relations	0116 200 4492
Press Office		0116 200 3355

This statement will also be available on the Alliance & Leicester corporate web site – www.alliance-leicester-group.co.uk

ALLIANCE & LEICESTER PLC

Directors' Details

In accordance with LR 9.6.14 it is confirmed that David Bennett, Group Finance Director, will be appointed as a non-executive director of easyJet plc with effect from 1 October 2005.